Minco Gold Corporation

(An exploration stage enterprise)

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

(1)

Minco Gold Corporation (An exploration stage enterprise) Condensed Consolidated Interim Statements of Financial Position
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	September 30,	December 31,
	2011	2010
Assets	$	$
Current assets
Cash and cash equivalents (note 3)	7,698,021	6,003,832
Short-term investments (note 3)	-	293,770
Marketable securities	12,600	25,200
Receivables	57,313	57,387
Due from related parties (note 8)	504,562	839,305
Loan receivable (note 4)	-	9,074,136
Prepaid expenses and deposits	142,865	116,477
	8,415,361	16,410,107

Long-term deposit	63,389	64,512
Property, plant and equipment	268,133	290,502
Equity investment in Minco Silver (note 6)	14,827,752	6,935,139
	23,574,635	23,700,260
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 5(a))	5,221,317	5,066,688
Advance from minority shareholder (note 5(a))	2,529,114	764,345
Due to related parties (note 8)	-	7,638,806
	7,750,431	13,469,839
Equity attributable to owners of the parent
Share capital (note 7 )	41,742,534	40,335,033
Contributed surplus	6,765,509	5,355,953
Accumulated other comprehensive income (loss)	292,768	(63,252)
Deficit	(35,403,958)	(37,841,318)
	13,396,853	7,786,416

Non-controlling interests	2,427,351	2,444,005

	15,824,204	10,230,421
	23,574,635	23,700,260

Commitment (note 10)

The accompanying notes are an intergral part of these consolidated interim financial statements.

Approved by the Board of Directors

(signed) Malcolm Clay Director	(signed) Robert Callander Director

(2)

Minco Gold Corporation (An exploration stage enterprise) Condensed Consolidated Interim Statements of Income (Loss) For the three and nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	$	$	$	$
Exploration costs	776,242	309,488	1,416,315	890,135
Administrative expenses (note 8)
Accounting and audit	46,728	44,401	222,549	132,003
Amortization	18,201	18,654	53,424	63,115
Consulting	25,500	31,999	77,667	84,118
Directors' fees	9,500	9,500	34,500	33,000
Foreign exchange gain	(18,284)	(138,708)	(20,505)	(83,743)
Investor Relations	30,721	54,840	301,625	154,168
Legal	3,908	-	15,324	8,628
Office and miscellaneous	141,321	128,897	340,931	398,185
Property investigation	38,283	104,389	85,670	122,459
Regulatory and filling	28,548	20,733	101,366	68,401
Salaries and benefits	132,263	116,485	360,489	344,523
Share-based compensation (note7(b))	401,249	63,854	2,042,040	249,147
Travel and transportation	21,162	21,056	53,479	71,625
	879,100	476,100	3,668,559	1,645,629
Operating loss	(1,655,342)	(785,588)	(5,084,874)	(2,535,764)
Unrealized gain (loss) on marketable securities	(2,100)	8,400	(12,600)	(10,500)
Interest expense	(2,635)	-	(346,331)	-
Finance and other income	182,588	27,239	286,470	85,938
Loss for the period before loss from equity investment and dilution gain	(1,477,489)	(749,949)	(5,157,335)	(2,460,326)
Share of income (loss) from equity investment in Minco Silver (note 6)	52,355	(467,577)	(1,100,959)	(747,896)
Dilution gain (note 6)	2,000	193,000	8,679,000	954,000
Net income (loss) for the period from continuing operations	(1,423,134)	(1,024,526)	2,420,706	(2,254,222)
Earnings (loss) for the period from discontinued operations	-	(110,606)	-	1,607,301
Net income (loss) for the period	(1,423,134)	(1,135,132)	2,420,706	(646,921)
Net income (loss) attributable to:
Shareholders of the Company	(1,422,162)	(1,119,940)	2,437,360	(602,008)
Non-controlling interest	(972)	(15,192)	(16,654)	(44,913)
	(1,423,134)	(1,135,132)	2,420,706	(646,921)
Earning (loss) per share:
basic and diluted	(0.03)	(0.02)	0.05	(0.01)
Weighted average number of common shares outstanding
basic and diluted	50,318,498	48,436,115	50,190,697	48,379,089

The accompanying notes are an integral part of these consolidated interim financial statements.

(3)

Minco Gold Corporation (An exploration stage enterprise) Condensed Consolidated Interim Statements of Other Comprehensive Income (Loss) For the three and nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	$	$	$	$
Net income (loss) for the period	(1,423,134)	(1,135,132)	2,420,706	(646,921)

Other comprehensive income
Exchange differences on translation from functional to presentation currency	368,026	38,772	356,020	88,731

Total comprehensive income (loss) for the period	(1,055,108)	(1,096,360)	2,776,726	(558,190)

Comprehensive income (loss) attributable to:
Shareholders of the Company	(1,054,136)	(1,081,168)	2,793,381	(513,277)
Non-controlling interest	(972)	(15,192)	(16,654)	(44,913)
	(1,055,108)	(1,096,360)	2,776,726	(558,190)

The accompanying notes are an integral part of these consolidated interim financial statements.

(4)

Minco Gold Corporation (An exploration stage enterprise) Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	Attributable to equity owners of the company
	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficits	Subtotal	Non-controlling interest	Total equity
		$	$	$	$	$		$

Balance - January 1, 2010	48,157,782	38,553,755	5,722,060	-	(37,439,392)	6,836,423	2,493,427	9,329,850

Income for the period	-	-	-	-	(602,009)	(602,009)	(44,913)	(646,922)
Other comprehensive income	-	-	-	88,731	-	88,731	-	88,731
Share-based compensation	-	-	249,147	-	-	249,147	-	249,147
Proceeds on exercise of options	530,000	582,062	(245,486)	-	-	336,576	-	336,576
Balance - September 30, 2010	48,687,782	39,135,817	5,725,721	88,731	(38,041,401)	6,908,868	2,448,514	9,357,382

Balance - January 1, 2011	49,514,882	40,335,033	5,355,953	(63,252)	(37,841,318)	7,786,416	2,444,005	10,230,421

Income for the period	-	-	-	-	2,437,360	2,437,360	(16,654)	2,420,706
Other comprehensive loss	-	-	-	356,020	-	356,020	-	356,020
Share-based compensation	-	-	2,042,040	-	-	2,042,040	-	2,042,040
Proceeds on exercise of options	813,333	1,407,501	(632,484)	-	-	775,017	-	775,017
Balance - September 30, 2011	50,328,215	41,742,534	6,765,509	292,768	(35,403,958)	13,396,853	2,427,351	15,824,204

The accompanying notes are an integral part of these consolidated interim financial statements.

(5)

Minco Gold Corporation (An exploration stage enterprise) Condensed Consolidated Interim Statements of Cash Flows For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	Nine months ended September 30,
	2011	2010
Cash flows from operating activities	$	$
Net income (loss) for the period from continuing operations	2,420,706	(2,254,222)
Adjustments for:
Depreciation and amortization	53,424	63,115
Equity loss on investment in Minco Silver	1,100,959	747,896
Dilution gain	(8,679,000)	(954,000)
Stock-based compensation (note 7)	2,042,040	249,147
Foreign exchange gain	12,623	-
Unrealized loss on marketable securities	12,600	10,500
	(3,036,648)	(2,137,564)
Changes in items of working capital:
Receivables	1,906	293,918
Due from related parties	303,960	1,663,368
Prepaid expenses and deposits	(20,761)	(105,707)
Accounts payable and accrued liabilities	(108,010)	(287,667)
Cash flows from operating activities of continuing operation	(2,859,553)	(573,652)
Cash flows from activities of discontinued operations	-	1,596,764
	(2,859,553)	1,023,112
Cash flow from investing activities
Loan receivable	9,122,284	-
Property, plant and equipment	(14,865)	(54,512)
Short-term investments	293,770	(3,816,931)
	9,401,189	(3,871,443)
Cash flow from financing activities
Repayment to Minco Base Metals	(7,601,904)	-
Advance from minority sharehoders	1,595,702	776,392
Due to related party	-	2,124,899
Proceeds from exercise of stock options	775,016	353,450
	(5,231,186)	3,254,741

Effect of exchange rate changes on cash	383,739	88,854

Increase in cash and cash equivalents	1,694,189	495,264
Cash and cash equivalents - beginning of period	6,003,832	3,508,917
Cash and cash equivalents - end of period	7,698,021	4,004,181

The accompanying notes are an integral part of these consolidated interim financial statements.

(6)

Minco Gold Corporation (An exploration stage enterprise) Notes to Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

1.	General information

Minco Gold Corporation (the “Minco Gold” or the “Company”) was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. Following a number of name changes the Company became Minco Gold in 2007.The registered office of the Company is 2772 – 1055 West Georgia Street, British Columbia, Canada. The Company has listed Common Shares on the Toronto Stock Exchange (“TSX”) under the symbol “MMM”, and NYSE Amex Equities (“AMEX”) under the symbol “MGH”.

As at September 30, 2011, Minco Gold Corporation (“Minco Gold”) owned a 22.21% (December 31, 2010 – 26.2%) equity interest in Minco Silver.

As at September 30, 2011, the Company has $8 million cash which includes $5 million to be used for the final payment for the acquisition of the Changkeng exploration permit. The remaining cash balance available to fund exploration and general comporate requirements is $3 million, which is held in the Company’s Chinese Subsidiaries. Funds in China cannot be returned to Canada due to legal regulations, accordingly the Company will need additional funds to meet its administrative requirements. The Company plans to meet its short-term cash requirements through the borrowing of funds from related parties, equity financing and/or the disposition of assets.

2.	Basis of preparation and adoption of International Financial Reporting Standards

(a)	Basis of presentation and consolidation

These consolidated financial statements have been prepared in accordance with International financial reporting standards (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1. The consolidated financial statements include the accounts of Minco Gold, its wholly-owned Chinese subsidiaries Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”) and Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”); its wholly owned British Virgin Island subsidiary Triple Eight Mineral Corporation (“Temco”); and its 51% interest in Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”).

(b)	Adoption of International Financial Reporting Standards

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“Canadian GAAP”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and required publicly accountable enterprise to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these condensed consolidated interim financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

(7)

Minco Gold Corporation (An exploration stage enterprise) Notes to Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

2.	Basis of preparation and adoption of International Financial Reporting Standards (continued)

These condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1. The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended March 31, 2011. Subject to certain elections disclosed in Note 11, the Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 11 discloses the impact of the transition to IFRS on the Company’s reported financial statements, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the period ended September 30, 2010.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of November 9, 2011, the date the Audit committee approved the financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these condensed consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010 and the condensed consolidated interim financial statements for the three months ended March 31, 2011 and 2010. Note 13 of the condensed consolidated interim financial statement for the three months period ended March 31, 2011 and 2010 disclose IFRS information for the year ended December 31, 2010 that is material to an understanding of these condensed consolidated interim financial statements.

3.	Cash and short-term investments

As at September 30, 2011 cash and cash equivalents consisted of short-term deposits with a maturity term of seven days and can be renewed automatically. The yield on the short-term deposit was 1.7%.

As at September 30, 2011, short-term investments consist of $Nil of cashable guaranteed investment certificates with terms of greater than ninety days but less than one year (December 31, 2010 - $293,770)

4.	Loan receivable

During December 2010, Minco China entered into a Joint Venture Agreement (the “JV Agreement”) with the 208 Exploration Team (the “208 Team”), a subsidiary of China National Nuclear Corporation (the “CNNC”), to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China. Under the terms of the JV Agreement, the 208 Team will set up a new entity (the "JV Co") and transfer its 100% interest in the Tugurige Gold Project into the JV Co, Minco China has the right to contribute a total of RMB 250 million (approximately $37 million) (the “Earn-In Amount”) to earn a 51% equity interest in the JV Co, with RMB 180 million (approximately $27 million) to be contributed upon conclusion of the JV agreement. The Earn-In Amount is subject to an independent evaluation of the value of the Tugurige Project.

(8)

Minco Gold Corporation (An exploration stage enterprise) Notes to Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

4.	Loan receivable (continued)

To secure the project, Minco China provided RMB 60 million (approximately $9 million) in the form of a secured short-term loan to the Tugurige Gold Mine. The loan was repaid on March 25, 2011 in full with interest.To finance the loan receivable, the Company borrowed funds from a related party (Note 8(c)).

The JV Agreement is subject to the approvals of various Chinese government agencies. These approvals to date have not been forth coming. There is no guarantee that these approvals will be achieved. The Company will pay a finder’s fee to a non-arm’s length third party upon all approvals being obtained and successful conclusion of the transaction.

5.	Mineral interests

a)	Guangdong - Changkeng

Minco China is the controlling shareholder in Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”) with a 51% interest.

Mingzhong signed an exploration permit transfer agreement with No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) and on January 5, 2008 Mingzhong received the Changkeng exploration permit. This exploration permit was renewed for a two-year period ending on September 10, 2013, which was granted by the Ministry of Land and Resources (“MOLAR”) in Beijing in September 2011. To acquire the exploration permit Mingzhong was required to pay RMB 48 million (approximately $7.3 million). As at December 31, 2008, the first payment for the Chankeng Exploration Permit to 757 Exploration Team was made in an amount of RMB 19 million (approximately $2.87 million).

In order to pay the remaining RMB 29 million (approximately $4.4 million), shareholders of Mingzhong agreed to inject capital of RMB 32 million. As of September 30, 2011, Minco China paid RMB 16.30 million ($2.47 million) and the five minority shareholders paid RMB 15.68 million ($2.37 million). Accordingly, the Company has all of the cash required to settle the remaining payable for the permit.

One of the minority shareholders of Mingzhong is a State-owned entity, which requires the approval from a regulatory body for increasing its share of registered capital. The process to increase Mingzhong’s registered capital is in progress. The funds received from the five minority shareholders are classified as a current liability as at September 30, 2011, pending approval of the capital injection.

The remaining amount payable for the Chankeng Exploration Permit of $4,713,019 (RMB $29 million) was also classified as a current liability as of September 30, 2011.

Changkeng Silver Mineralization

Pursuant to the terms of an agreement with Minco Silver, the Company has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to Minco Silver. As a result, Minco Silver is responsible for 51% of the total costs in relation to the Changkeng Silver Mineralization.

(9)

Minco Gold Corporation (An exploration stage enterprise) Notes to Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

5.	Mineral interests (continued)

b)	Gansu - Longnan

Minco China holds twelve exploration permits in the Longnan region of south Gansu province inChina. The Longnan region is within the southwest Qinling gold field.

The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

i)	Yangshan: including five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area;

ii)	Yejiaba: including four exploration permits adjacent to the Guojiagou exploration permit;

iii)	Xicheng East: including three exploration permits to the east extension of the Xicheng Pb-Zn mineralization belt.

The Company has spent a cumulative total of $7.6 million on Longnan project as of September 30, 2011 (as of December 31, 2010 - $6.2 million) on exploration costs.

c)	Hunan - Gold Bull Mountain

Minco China’s wholly owned subsidiary Yuanling Minco owns the Gold Bull Mountain Mining License. A new permit for the Gold Bull Mountain project was granted by the Ministry of Land and Resources (“MOLAR”) in Beijing on July 29, 2011, which is for a two-year period ending on June 28 2013.

The following is a summary of exploration costs, net of recoveries, incurred by the Company:

	Three months ended September 30,		Nine months ended September 30,		Cumulative to September 30,
	2011	2010	2011	2010	2011
	$	$	$	$	$
Currently active properties:
Gansu
- Longnan	757,477	302,568	1,368,515	807,979	7,602,228
Guangdong
- Changkeng	18,765	6,920	47,800	80,987	8,147,348
Hunan
- Gold Bull Mountain	-	-	-	1,169	2,162,846

Total	776,242	309,488	1,416,315	890,135	17,912,422

6.	Equity investment in Minco Silver Corporation

As at September 30, 2011, the Company owns 13,000,000 common shares of Minco Silver (December 31, 2010 - 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

(10)

Minco Gold Corporation (An exploration stage enterprise) Notes to Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

6.	Equity investment in Minco Silver Corporation (continued)

On March 3, 2011, Minco Silver concluded a share offering of 7,600,000 common shares at $5.95 per share. The Company did not participate in this offering and as a result, its ownership interest decreased to 22.21% (December 31, 2010 – 26.20%). As the offering price for the Minco Silver shares significantly exceeded the carrying value of the Company’s investment in Minco Silver, the Company recorded a non-cash dilution gain in the amount of $8,679,000.

The Company’s equity accounts for its investment in Minco Silver.

Comprehensive income (loss) on the investment in Minco Silver is as follows:

	Nine months ended
	September 30, 2011	September 30, 2010
	$	$
Dilution gain	8,679,000	954,000
Equity loss	(1,100,959)	(747,896)
Translation adjustment	314,572	7,738
Comprehensive income from investment in Minco Silver	7,892,613	213,842

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	September 30, 2011	December 31, 2010
	$	$
Carrying value of investment in Minco Silver	14,827,752	6,935,139

Market value of Minco Silver shares	33,150,000	82,550,000

As at September 30, 2011, Minco Silver had current assets of $71,914,392, non-current assets of $17,442,874 (including $16,663,285 in capitalized mineral interests), current liabilities of $701,762 and shareholders’ equity of $88,655,504. Minco Silver incurred administration costs of $5,045,700 and had a comprehensive loss of $3,523,686 during the nine months ended September 30, 2011.

As at December 31, 2010, Minco Silver had current assets of $30,029,451, non-current assets of $12,823,775 (including $12,141,851 in capitalized mineral interest costs), current liabilities of $1,360,711 and shareholders’ equity of $41,492,515.  Minco Silver recorded administration costs of $3,608,929, and had a comprehensive loss of $2,345,961 during the nine months ended September 30, 2010.

(11)

Minco Gold Corporation (An exploration stage enterprise) Notes to Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

7.	Share capital

a.	Common shares and contributed surplus

Authorized

100,000,000 common shares without par value

b.	Stock options

Minco Gold may grant options to its directors, officers, employees and consultants under its stock option plan. The Board of Directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the option granted.

For the nine months ended September 30, 2011, the Company granted options over 2,380,000 common shares at a weighted exercise price of $2.18 that vest over an 18-month period from the issue date to its directors and employees.

The number of common shares reserved for issuance is 5,315,667 based upon options granted. The maximum number of common shares reserved for issuance is 15% of the issued and outstanding shares.

Minco Gold recorded $2,042,040 in stock-based compensation expense for the nine months ended September 30, 2011 (2010 - $249,147).

A summary of the options outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$
January 1, 2010	5,662,101		0.93
Granted	175,000		1.06
Exercised	(1,357,100)		0.77
Forfeited	(268,334)		0.91
Expired	(66,667)		1.08

December 31, 2010	4,145,000		0.99

Granted	2,380,000		2.18
Exercised	(813,333)		0.97
Forfeited	(136,000)		2.14
Expired	(260,000)		1.99

September 30, 2011	5,315,667		1.44

(12)

Minco Gold Corporation (An exploration stage enterprise) Notes to Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

7.	Share capital (continued)

The weighted average exercise price of options granted by Minco Gold for the nine months ended September 30, 2011 was $1.44. Each option entitles the holder to purchase one common share.

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (year)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
0.48 - 0.65	740,000	2.30	0.48	740,000	0.48
0.66 - 0.90	1,000,000	1.00	0.79	1,000,000	0.79
0.91 - 1.30	801,667	1.96	1.02	768,333	1.03
1.31 - 1.80	530,000	0.82	1.53	530,000	1.53
1.81 - 2.59	2,244,000	4.29	2.18	741,324	2.18
	5,315,667	2.70	1.44	3,779,657	1.15

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2011	2010
Risk-free interest rate	1.18% - 2.71%	1.89% - 2.30%
Dividend yield	0%	0%
Volatility	85% - 93%	84% - 90%
Forfeiture rate	28%	30%
Estimated expected lives	5 years	5 years

Option pricing models require the use of estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

8.	Related party transactions

Shared office expenses

a)	At September 30, 2011, the Company has $481,968 due from Minco Silver (December 31, 2010 – $839,305) in relation to expenditures on shared office expenses. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand.

(13)

Minco Gold Corporation (An exploration stage enterprise) Notes to Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

8.	Related party transactions (continued)

Shared office expenses (continued)

At September 30, 2011, the Company has $22,594 due from MBM (December 31, 2010 - $77,027), in relation to shared office expenses. The Company is related to MBM through two common directors and two common officers.

Loans with Minco Silver

b)	On April 25, 2011, Minco China entered into a loan agreement with Minco Silver to borrowed up to US$22 million from Minco Silver. The loan bears interest at a rate equal to LIBOR plus 3% per annum. As at June 30, 2011 Minco Silver advanced US$6 million (approximately $5,860,800) to Minco China in order to fund its subsidiary of Foshan Minco. On August 19, 2011, Minco China paid back US$6 million to Minco Silver and Minco Silver waived the interest on the understanding that Foshan Minco was the beneficiary of this loan.

Loan with Minco Base Metals

c)	In connection to Minco China’s loan of RMB 60 million (approximately $9 million) to the Tugurige Gold Mine(note 4), Minco Gold and Minco Base Metals (“MBM”) entered a loan agreement whereby Minco Gold borrowed $7,398,857 million (RMB 50 million) in December 2010. On June 16, 2011, the loan was repaid in full to Zhongjia Kailong Technology Development Co. Ltd. (“Zhongjia”), the trustee of MBM.

Trust agreement with Minco Silver

d)	In August 2011, the Company and Minco Silver entered into a trust agreement in which the Company agreed to hold the US$10 million advanced by Minco Silver on June 9, 2011 in a trust account on behalf of Minco Silver for the benefit of the Fuwan Silver project.

Key management compensation

e)	In the three months and nine months ended September 30, 2011, the following compensation was paid to key management. Key management includes the Company’s directors and senior management. This compensation is included in exploration costs, development costs and administrative expenses.

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Minco Gold Corporation (An exploration stage enterprise) Notes to Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

8.	Related party transactions (continued)

	Three months ended September 30, 2011
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	9,500	78,095	87,595
Senior management	96,125	248,616	344,741
Total	105,625	326,711	432,336

	Three months ended September 30, 2010
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	9,500	1,337	10,837
Senior management	77,625	26,069	103,694
Total	87,125	27,406	114,531

	Nine months ended September 30, 2011
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	34,500	317,166	351,666
Senior management	305,238	920,170	1,225,408
Total	339,738	1,237,336	1,577,074

	Nine months ended September 30, 2010
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	33,000	16,959	49,959
Senior management	216,459	120,598	337,057
Total	249,459	137,557	387,016

The above transactions were conducted in the normal course of business.

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Minco Gold Corporation (An exploration stage enterprise) Notes to Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

9.	Geographical information

The Company’s business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company’s assets and net loss is as follows:

Segment profit (loss)
	Three months ended September 30, 2011
	Canada	China	Total
	$	$	$
Exploration costs	(100,455)	(675,787)	(776,242)
General and administration	(863,834)	(15,266)	(879,100)
Other income (loss)	(266,758)	498,966	232,208
Segment profit (loss)	(1,231,047)	(192,087)	(1,423,134)

	Three months ended September 30, 2010
	Canada	China	Total
	$	$	$
Exploration costs	(56,489)	(252,999)	(309,488)
General and administration	(469,331)	(6,769)	(476,100)
Other loss	(196,103)	(153,441)	(349,544)
Segment profit (loss)	(721,923)	(413,209)	(1,135,132)

Segment profit (loss)
	Nine months ended September 30, 2011
	Canada	China	Total
	$	$	$
Exploration costs	(368,464)	(1,047,851)	(1,416,315)
General and administration	(3,365,679)	(302,880)	(3,668,559)
Other income	7,350,304	155,276	7,505,580
Segment profit (loss)	3,616,161	(1,195,455)	2,420,706

	Nine months ended September 30, 2010
	Canada	China	Total
	$	$	$
Exploration costs	(184,832)	(705,303)	(890,135)
General and administration	(1,154,175)	(491,454)	(1,645,629)
Other income	320,579	1,568,264	1,888,843
Segment profit (loss)	(1,018,428)	371,507	(646,921)

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Minco Gold Corporation (An exploration stage enterprise) Notes to Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

9.	Geographical information (continued)

Assets by geography	September 30, 2011
	Canada	China	Total
	$	$	$

Total assets	15,112,537	8,462,098	23,574,635

	December 31, 2010
	Canada	China	Total
	$	$	$
Total assets
	7,809,575	15,890,686	23,700,261

The main asset in Canada is Minco Gold’s equity investment in Minco Silver, which holds exploration permits on mineral properties in China.

10.	Commitments

The Company has commitments in respect of office leases requiring minimum payments of $645,041, as follows:

$

2011	125,161
2012	148,922
2013	155,037
2014	161,403
2015	54,518
645,041

11.	First-time adoption of IFRS

In preparation of these condensed consolidated interim financial statements, the financial statements for the period ended September 30, 2010 have been adjusted from amounts reported previously in the financial statements prepared in accordance with Canadian GAAP. An explanation of these adjustments for the period ended September 30, 2010 is set out in the following section. An explanation of the adjustments for the year ended December 31, 2010 and the statement of financial position as of January 1, 2010 is set out in Note 11 of the condensed consolidated interim financial statements for the three months period ended March 31, 2011 and 2010.

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Minco Gold Corporation (An exploration stage enterprise) Notes to Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

11.	First-time adoption of IFRS (continued)

		September 30, 2010

	Canadian GAAP	Adjustment	IFRS
Assets	$	$	$
Current assets
Cash and cash equivalents	4,004,181	-	4,004,181
Short-term investments	6,292,867	-	6,292,867
Marketable securities	25,200	-	25,200
Receivable	76,849	-	76,849
Due from related parties	566,493	-	566,493
Prepaid expenses and deposits	181,229	-	181,229
	11,146,819	-	11,146,819

Long-term deposit	61,814	-	61,814
Property, plant and equipment	289,057	18,907	307,964
Equity investment in Minco Silver	5,759,189	(139,152)	5,620,037
	17,256,879	(120,245)	17,136,634
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,877,961	-	4,877,961
Advanced from minority shareholder	776,392	-	776,392
Due to related party	2,124,899	-	2,124,899
	7,779,252	-	7,779,252
Equity
Share capital	39,135,817		39,135,817
Contributed surplus	5,735,760	(10,039)	5,725,721
Accumulated other comprehensive income	-	88,731	88,731
Deficit	(37,842,464)	(198,937)	(38,041,401)
	7,029,113	(120,245)	6,908,868

Non-controlling interest	2,448,514	-	2,448,514
	17,256,879	(120,245)	17,136,634

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Minco Gold Corporation (An exploration stage enterprise) Notes to Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

11.	First-time adoption of IFRS (continued)

	Three months ended September 30, 2010	Nine months ended September 30, 2010
	$	$

Total comprehensive loss as per reported under CGAAP	(1,056,495)	(559,163)
Loss attributable to non-controlling interest	(15,192)	(44,913)
Foreign exchange gain (loss)	(65,454)	(88,854)
Share based compensation	12,599	104,258
Share of loss from equity investment in Minco Silver	(10,590)	(58,249)
	(1,135,132)	(646,921)

Cumulative translation gain	38,772	88,731

Total comprehensive loss as per reported under IFRS	(1,096,360)	(558,190)

(a)	Functional currency

Under Canadian GAAP, all the Company's subsidiaries were integrated foreign operations. Therefore, monetary items were translated at year-end rates and non-monetary items were translated at historic rates with all foreign currency gains and losses recognized in profit or loss.

IFRS requires that the functional currency of each subsidiary of the Company be determined separately. It was determined that, as at the transition date, the functional currency of Minco Silver Corporation is Canadian dollars and the functional currency of the Company’s Chinese subsidiaries is RMB. The translation of the Chinese’s subsidiaries results and financial position from RMB to Canadian dollars creates a foreign exchange gain/loss in other comprehensive income.

In accordance with the IFRS 1 optional exemptions, the Company has elected to transfer the currency translation differences recognized as a separate component of shareholders’ equity, to deficit on the transition date.

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Minco Gold Corporation (An exploration stage enterprise) Notes to Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

11.	First-time adoption of IFRS (continued)

(b)	Share based compensation

Under Canadian GAAP, for the purpose of accounting for stock based compensation, an individual was classified as an employee when the individual was consistently represented to be an employee under law. Under IFRS, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS.

Under Canadian GAAP, forfeitures were recognized as they occurred. Under IFRS, the forfeiture rate estimated up front and factored into the number of stock options expected to vest.

Under Canadian GAAP, the Company recorded stock based compensation on a straight-line basis over the vesting period. Under IFRS, the Company records share based compensation for each tranche within an award over the vesting period of the corresponding tranche.

In accordance with the IFRS 1 optional exemptions, the Company has elected to apply IFRS 2 only to unvested options as of January 1, 2010.

(c)	Equity Investment in Minco Silver

As result of adopting IFRS, Minco Silver Corporation started to record cumulative translation adjustments (“CTA”) in its other comprehensive income as of January 1, 2010.

When the Company records it share of changes in Minco Silver’s net assets, it also needs to record its share of Minco Silver’s CTA.

(d)	Statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

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